

Mail Stop 3561

May 15, 2017

Via E-mail
Seamas Lagan
Chief Executive Officer
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re: Rennova Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2017**
> **File No. 333-217350**

Dear Mr. Lagan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears to us that you are registering the resale of 2,155,598 shares of common stock issuable upon conversion of the Debentures with the debentures being convertible at a conversion price of $1.66. We also note your description of the amortization features of the Debentures in the section "March 2017 Private Placements", on page 65, that in the event the company does not pay the amortization amounts in cash then the conversion price of the Debentures will be 85% of the volume weighted average price at the time of conversion and that "each investor … may increase the conversion amount subject to the alternative conversion price by up to four times the amortization amount." Please revise your prospectus to clarify the transaction you are registering. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: J. Thomas Cookson, Esq.
        Shutts & Bowen LLP